Filed pursuant to Rule 424(b)(3)
Registration No. 333-121883

25,411,039 Shares

Medical Properties Trust, Inc.

Common Stock

This prospectus relates to 25,411,039 shares of common stock of Medical Properties Trust, Inc. that the selling stockholders named in this prospectus may offer for resale from time to time. The registration of these shares does not necessarily mean the selling stockholders will offer or sell all or any of these shares of common stock. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders, but will incur expenses in connection with the offering.

The selling stockholders from time to time may offer and resell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement that will accompany this prospectus. A prospectus supplement also may add, update or change information contained in this prospectus.

Investing in our common stock involves risks. You should carefully read and consider the risk factors included in the periodic and other reports we file with the Securities and Exchange Commission.

Our common stock is listed on the New York Stock Exchange under the symbol “MPW.” On October 5, 2006,  the closing price per share of our common stock was $14.08. To ensure that we maintain our qualification as a real estate investment trust, ownership by any person is limited to 9.8% of the lesser of the number or value of outstanding common shares, with certain exceptions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 6, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement we filed with the SEC. We have incorporated exhibits into the registration statement. You should read the exhibits carefully for provisions that may be important to you.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or the date of the applicable documents.

All references to “MPW,” “Company,” “we,” “our” and “us” refer to Medical Properties Trust and its subsidiaries. The term “you” refers to a prospective investor.

A WARNING ABOUT FORWARD LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Statements regarding the following subjects, among others, are forward-looking by their nature:

•	our business strategy;

•	our projected operating results;

•	our ability to acquire or develop net-leased facilities;

•	availability of suitable facilities to acquire or develop;

•	our ability to enter into, and the terms of, our prospective leases and loans;

•	our ability to raise additional funds through offerings of our debt and equity securities;

•	our ability to obtain future financing arrangements;

•	estimates relating to, and our ability to pay, future distributions;

•	our ability to compete in the marketplace;

•	market trends;

•	lease rates and interest rates;

•	projected capital expenditures; and

•	the impact of technology on our facilities, operations and business.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock, along with, among others, the following factors that could cause actual results to vary from our forward-looking statements:

•	factors referenced in our Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q, including those set forth under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations;” and “Our Business”.

•	general volatility of the capital markets and the market price of our common stock;

•	changes in our business strategy;

•	changes in healthcare laws and regulations;

•	availability, terms and development of capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates or the general economy; and

•	the degree and nature of our competition.

When we use the words “believe,” “expect,” “may,” “potential,” “anticipate,” “estimate,” “plan,” “will,” “could,” “intend” or similar expressions, we are identifying forward-looking statements. You should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ABOUT MEDICAL PROPERTIES TRUST

Overview

We are a self-advised real estate investment trust that acquires, develops, leases and makes other investments in healthcare facilities providing state-of-the-art healthcare services. We lease our facilities to healthcare operators pursuant to long-term net-leases, which require the tenant to bear most of the costs associated with the property. We also make long-term, interest only mortgage loans to healthcare operators, and from time to time, we also make operating, working capital and acquisition loans to our tenants.

We were formed as a Maryland corporation on August 27, 2003 to succeed to the business of Medical Properties Trust, LLC, a Delaware limited liability company, which was formed by one of our founders in December 2002. We conduct substantially all of our business through our wholly-owned subsidiaries, MPT Operating Partnership, L.P. and MPT Development Services, Inc. References in this registration statement to “we,” “us,” and “our” include Medical Properties Trust, Inc. and our wholly-owned subsidiaries.

In April 2004 we completed a private placement of 25,600,000 shares of common stock at an offering price of $10.00 per share. The total net proceeds to us, after deducting fees and expenses of the offering, were approximately $233.5 million. Until that time, our founders (Edward K. Aldag, Jr., William G. McKenzie, Emmett E. McLean and R. Steven Hamner) personally funded the cash requirements necessary to create a pipeline of potential acquisitions and to prepare MPT for its private offering. Between April 2004 and June 2005, we invested and committed to invest approximately $468 million in healthcare assets.

On July 7, 2005, we completed an initial public offering of 12,066,823 shares of common stock, priced at $10.50 per share. Of these shares of common stock, 701,823 shares were sold by selling stockholders (none of which were founders or officers of the Company) and 11,365,000 shares were sold by us. On August 5, 2005, the underwriters exercised an option to purchase an additional 1,810,023 shares of common stock to cover over-allotments. In total, we raised net proceeds of approximately $125.7 million pursuant to the offering after deducting the underwriting discount and offering expenses. As of September 15, 2006, we used net proceeds from the private and initial public offerings, together with borrowed funds, to invest and commit to invest a total of approximately $637 million in healthcare assets.

Our investment in healthcare real estate, including mortgage loans and other loans to certain of our tenants, is considered a single reportable segment as further discussed in our Consolidated Financial Statements, Note 2 — Summary of Significant Accounting Policies, in Part II, Item 8 of our Annual Report on Form 10-K. All of our investments are located in the United States, and we do not expect to invest in non-U.S. markets in the foreseeable future.

As of September 15, 2006, we owned 15 facilities which were being operated by four tenants, we had four facilities that were under development and leased to four tenants, and we had three mortgage loans to two operators.

We made an election to be taxed as a REIT under the Internal Revenue Code, or the Code, commencing with our taxable year that began on April 6, 2004.

Our principal executive offices are located at 1000 Urban Center Drive, Suite 501, Birmingham, Alabama 35242. Our telephone number is (205) 969-3755. Our Internet address is www.medicalpropertiestrust.com. The information on our website does not constitute a part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Our reference to the SEC’s website is intended to be an inactive textual reference only. In addition, you may read our SEC filings at the offices of the New York Stock Exchange (the

“NYSE”), which is located at 20 Broad Street, New York, New York 10005. Our SEC filings are available at the NYSE because our common stock is traded on the NYSE under the symbol of “MPW.”

We maintain an Internet website that contains information about us at http://www.medicalpropertiestrust.com. The information on our website is not a part of this prospectus, and the reference to our website is intended to be an inactive textual reference only.

This prospectus is part of our registration statement and does not contain all of the information in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For more details concerning the Company and any securities offered by this prospectus, you may examine the registration statement on Form S-3 and the exhibits filed with it at the locations listed in the previous paragraphs.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC will update and supersede this information.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our definitive proxy statement for the 2006 annual meeting of stockholders as filed on April 20, 2006;

•	our Quarterly Reports on Form 10-Q and Form 10-Q/A for the quarters ended March 31, 2006 and June 30, 2006;

•	our Current Reports on Form 8-K filed on April 17, 2006, July 20, 2006 and August 3, 2006

We will provide, upon oral or written request, to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with this prospectus. Any Person, including any beneficial owner may request a copy of these filings, including exhibits at no cost, by contacting:

Investor Relations, Medical Properties Trust
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242
by telephone at (205) 969-3755
by facsimile at (205) 969-3756
by e-mail at clambert@medicalpropertiestrust.com

or by visiting our website, http://www.medicalpropertiestrust.com. The information contained on our website is not part of this prospectus and the reference to our website is intended to be an inactive textual reference only.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling shareholders of the common shares being offered by this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following summary of the material provisions of our capital stock is subject to and qualified in its entirety by reference to the Maryland General Corporation Law, or MGCL, and our charter and bylaws. Copies of our charter and bylaws are on file with the SEC. We recommend that you review these documents. See “Where You Can Find More Information.”

Authorized Stock

Our charter authorizes us to issue up to 100,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share. As of the date of this prospectus, we have 40,195,564 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Our charter authorizes our board of directors to increase the aggregate number of authorized shares or the number of shares of any class or series without stockholder approval. Under Maryland law, stockholders generally are not liable for the corporation’s debts or obligations.

Common Stock

All shares of our common stock offered hereby have been duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of stock and to the provisions of our charter regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive dividends on such stock when, as and if authorized by our board of directors out of funds legally available therefor and declared by us and to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company, including the preferential rights on dissolution of any class or classes of preferred stock.

Subject to the provisions of our charter regarding the restrictions on transfer of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our board of directors. Our directors are elected by a plurality of the votes cast at a meeting of stockholders at which a quorum is present.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of our charter regarding the restrictions on transfer of stock, shares of our common stock will have equal dividend, liquidation and other rights.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside of the ordinary course of business unless approved by the corporation’s board of directors and by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter does not provide for a lesser percentage for these matters. However, Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. Because operating assets may be held by a corporation’s subsidiaries, as in our situation, this may mean that a subsidiary of a corporation can transfer all of its assets without a vote of the corporation’s stockholders.

Our charter authorizes our board of directors to reclassify any unissued shares of our common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

Preferred Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series. Prior to issuance of shares of each series, our board of directors is required by the MGCL and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each such series. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a change of control transaction that might involve a premium price for holders of our common stock or which holders might believe to otherwise be in their best interest. As of the date hereof, no shares of preferred stock are outstanding, and we have no current plans to issue any preferred stock.

Power to Increase Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

We believe that the power of our board of directors, without stockholder approval, to increase the number of authorized shares of stock, issue additional authorized but unissued shares of our common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such classified or reclassified shares of stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the common stock, will be available for issuance without further action by our stockholders, unless stockholder consent is required by applicable law or the rules of any national securities exchange or automated quotation system on which our securities may be listed or traded.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, not more than 50% of the value of the outstanding shares of our stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made by us). In addition, if we, or one or more owners (actually or constructively) of 10% or more of our stock, actually or constructively owns 10% or more of a tenant of ours (or a tenant of any partnership in which we are a partner), the rent received by us (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. Our stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made by us).

Our charter contains restrictions on the ownership and transfer of our capital stock that are intended to assist us in complying with these requirements and continuing to qualify as a REIT. The relevant sections of our charter provide that, effective upon completion of our initial public offering and subject to the exceptions described below, no person or persons acting as a group may own, or be deemed to own by virtue of the attribution provisions of the Code, more than (i) 9.8% of the number or value, whichever is more restrictive, of the outstanding shares of our common stock or (ii) 9.8% of the number or value, whichever is more restrictive, of the issued and outstanding preferred or other shares of any class or series of our stock. We refer to this restriction as the “ownership limit.” The ownership limit in our charter is more restrictive than the restrictions on ownership of our common stock imposed by the Code.

The ownership attribution rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our common stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of our outstanding common stock and thereby subject the common stock to the ownership limit.

Our board of directors may, in its sole discretion, waive the ownership limit with respect to one or more stockholders if it determines that such ownership will not jeopardize our status as a REIT (for example, by causing any tenant of ours to be considered a “related party tenant” for purposes of the REIT qualification rules).

As a condition of our waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors and representations or undertakings from the applicant with respect to preserving our REIT status.

In connection with the waiver of the ownership limit or at any other time, our board of directors may decrease the ownership limit for all other persons and entities; provided, however, that the decreased ownership limit will not be effective for any person or entity whose percentage ownership in our capital stock is in excess of such decreased ownership limit until such time as such person or entity’s percentage of our capital stock equals or falls below the decreased ownership limit, but any further acquisition of our capital stock in excess of such percentage ownership of our capital stock will be in violation of the ownership limit. Additionally, the new ownership limit may not allow five or fewer “individuals” (as defined for purposes of the REIT ownership restrictions under the Code) to beneficially own more than 49.5% of the value of our outstanding capital stock.

Our charter generally prohibits:

•	any person from actually or constructively owning shares of our capital stock that would result in us being “closely held” under Section 856(h) of the Code; and

•	any person from transferring shares of our capital stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our common stock that will or may violate any of the foregoing restrictions on transferability and ownership will be required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Pursuant to our charter, if any purported transfer of our capital stock or any other event would otherwise result in any person violating the ownership limit or the other restrictions in our charter, then any such purported transfer will be void and of no force or effect with respect to the purported transferee or owner (collectively referred to hereinafter as the “purported owner”) as to that number of shares in excess of the ownership limit (rounded up to the nearest whole share). The number of shares in excess of the ownership limit will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us. The trustee of the trust will be designated by us and must be unaffiliated with us and with any purported owner. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust and all dividends and other distributions paid by us with respect to such “excess” shares prior to the sale by the trustee of such shares shall be paid to the trustee for the beneficiary. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit, then our charter provides that the transfer of the excess shares will be void. Subject to Maryland law, effective as of the date that such excess shares have been transferred to the trust, the trustee shall have the authority (at the trustee’s sole discretion and subject to applicable law) (i) to rescind as void any vote cast by a purported owner prior to our discovery that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust, provided that if we have already taken irreversible action, then the trustee shall not have the authority to rescind and recast such vote.

Shares of our capital stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price paid by the purported owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares of our capital stock at market price, the market price on the day of the event which resulted in the transfer of such shares of our capital stock to the trust) and (ii) the market price on the date we, or our designee, accepts such offer. We have the right to accept such offer until the trustee has sold the shares of our capital stock held in the trust pursuant to the provisions discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported owner and any dividends or other distributions held by the trustee with respect to such capital stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit. After that, the trustee must distribute to the purported owner an amount equal to the lesser of (i) the net price paid by the purported owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the market price on the day of the event which resulted in the transfer of such shares of our capital stock to the trust) and (ii) the net sales proceeds received by the trust for the shares. Any proceeds in excess of the amount distributable to the purported owner will be distributed to the beneficiary.

All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage as provided in the regulations promulgated under the Code) of the lesser of the number or value of the shares of our outstanding capital stock must give written notice to us within 30 days after the end of each calendar year. In addition, each stockholder will, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares of our stock as our board of directors deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements or any taxing authority or governmental agency or to determine any such compliance.

All certificates representing shares of our capital stock will bear a legend referring to the restrictions described above.

These ownership limits could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price over the then prevailing market price for the holders of some, or a majority, of our outstanding shares of common stock or which such holders might believe to be otherwise in their best interest.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Co.

PARTNERSHIP AGREEMENT

The following is a summary of the material terms of the first amended and restated agreement of limited partnership of our operating partnership. This summary is subject to and qualified in its entirety by reference to the first amended and restated agreement of limited partnership of our operating partnership, a copy of which is on file with the SEC. See “Where You Can Find More Information.”

Management of Our Operating Partnership

MPT Operating Partnership, L.P., our operating partnership, was organized as a Delaware limited partnership on September 10, 2003. The initial partnership agreement was entered into on that date and amended and restated on March 1, 2004. Pursuant to the partnership agreement, as the owner of the sole general partner of the operating partnership, Medical Properties Trust, LLC, we have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of the operating partnership. We have the power to cause the operating partnership to enter into certain major transactions, including acquisitions, dispositions, refinancings and selection of tenants, and to cause changes in the operating partnership’s line of business and distribution policies. However, any amendment to the partnership agreement that would affect the redemption rights of the limited partners or otherwise adversely affect the rights of the limited partners requires the consent of limited partners, other than us, holding more than 50% of the units of our operating partnership held by such partners.

Transferability of Interests

We may not voluntarily withdraw from the operating partnership or transfer or assign our interest in the operating partnership or engage in any merger, consolidation or other combination, or sale of substantially all of our assets, in a transaction which results in a change of control of our company unless:

•	we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners, other than those held by our company or its subsidiaries;

•	as a result of such transaction, all limited partners will have the right to receive for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it (i) exercised its redemption right (described below) and (ii) sold, tendered or exchanged pursuant to the offer shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•	we are the surviving entity in the transaction and either (i) our stockholders do not receive cash, securities or other property in the transaction or (ii) all limited partners receive for each partnership unit an amount of cash, securities or other property having a value that is no less than the greatest amount of cash, securities or other property received in the transaction by our stockholders.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than partnership units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for partnership units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

We also may (i) transfer all or any portion of our general partnership interest to (A) a wholly-owned subsidiary or (B) a parent company, and following such transfer may withdraw as general partner and

(ii) engage in a transaction required by law or by the rules of any national securities exchange or automated quotation system on which our securities may be listed or traded.

Capital Contribution

We contributed to our operating partnership substantially all the net proceeds of our April 2004 private placement and our July 2005 initial public offering as a capital contribution in exchange for units of the operating partnership. The partnership agreement provides that if the operating partnership requires additional funds at any time in excess of funds available to the operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the proceeds of any offering of shares of our company’s stock as additional capital to the operating partnership. We are authorized to cause the operating partnership to issue partnership interests for less than fair market value if we have concluded in good faith that such issuance is in both the operating partnership’s and our best interests. If we contribute additional capital to the operating partnership, we will receive additional partnership units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to the operating partnership, we will revalue the property of the operating partnership to its fair market value, as determined by us, and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property, that has not been reflected in the capital accounts previously, would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value, as determined by us, on the date of the revaluation. The operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from the operating partnership, including the partnership interests that our wholly-owned subsidiary owns as general partner.

Redemption Rights

Pursuant to Section 8.04 of the partnership agreement, the limited partners, other than us, will receive redemption rights, which will enable them to cause the operating partnership to redeem their limited partnership units in exchange for cash or, at our option, shares of our common stock on a one-for-one basis, subject to adjustment for stock splits, dividends, recapitalization and similar events. Currently, we own 100% of the issued limited partnership units of our operating partnership. Under Section 8.04 of our partnership agreement, holders of limited partnership units will be prohibited from exercising their redemption rights for 12 months after they are issued, unless this waiting period is waived or shortened by our board of directors. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, common stock in excess of the stock ownership limit in our charter;

•	result in our shares of stock being owned by fewer than 100 persons (determined without reference to any rules of attribution);

•	cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant of our or the partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code; or

•	cause the acquisition of common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock for purposes of complying with the registration provisions of the Securities Act

We may, in our sole and absolute discretion, waive any of these restrictions.

With respect to the partnership units issuable in connection with the acquisition or development of our facilities, the redemption rights may be exercised by the limited partners at any time after the first anniversary of our acquisition of these facilities; provided, however, unless we otherwise agree:

•	a limited partner may not exercise the redemption right for fewer than 1,000 partnership units or, if such limited partner holds fewer than 1,000 partnership units, the limited partner must redeem all of the partnership units held by such limited partner;

•	a limited partner may not exercise the redemption right for more than the number of partnership units that would, upon redemption, result in such limited partner or any other person owning, directly or indirectly, common stock in excess of the ownership limitation in our charter; and

•	a limited partner may not exercise the redemption right more than two times annually.

We currently hold all the outstanding interests in our operating partnership and, accordingly, there are currently no units of our operating partnership subject to being redeemed in exchange for shares of our common stock. The number of shares of common stock issuable upon exercise of the redemption rights will be adjusted to account for stock splits, mergers, consolidations or similar pro rata stock transactions.

The partnership agreement requires that the operating partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code (other than any federal income tax liability associated with our retained capital gains) and to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code.

In addition to the administrative and operating costs and expenses incurred by the operating partnership, the operating partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our continuity of existence;

•	all expenses relating to offerings and registration of securities;

•	all expenses associated with the preparation and filing of any of our periodic reports under federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body; and

•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of the operating partnership.

Distributions

The partnership agreement provides that the operating partnership will distribute cash from operations, including net sale or refinancing proceeds, but excluding net proceeds from the sale of the operating partnership’s property in connection with the liquidation of the operating partnership, at such time and in such amounts as determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in the operating partnership.

Upon liquidation of the operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Allocations

Profits and losses of the partnership, including depreciation and amortization deductions, for each fiscal year generally are allocated to us and the limited partners in accordance with the respective percentage interests in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury regulations promulgated thereunder. The operating partnership expects to use the “traditional method” under Section 704(c) of the Code for allocating items with respect to contributed property acquired in connection with the offering for which the fair market value differs from the adjusted tax basis at the time of contribution.

Term

The operating partnership will have perpetual existence, or until sooner dissolved upon:

•	our bankruptcy, dissolution, removal or withdrawal, unless the limited partners elect to continue the partnership;

•	the passage of 90 days after the sale or other disposition of all or substantially all the assets of the partnership; or

•	an election by us in our capacity as the owner of the sole general partner of the operating partnership.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of the operating partnership. Accordingly, through our ownership of the general partner of the operating partnership, we have authority to handle tax audits and to make tax elections under the Code on behalf of the operating partnership.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the current material federal income tax consequences to our company and to our stockholders generally resulting from the treatment of our company as a REIT. Because this section is a general summary, it does not address all of the potential tax issues that may be relevant to you in light of your particular circumstances. Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C., or Baker Donelson, has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein fairly summarizes the federal income tax consequences that are material to a holder of shares of our common stock. The discussion does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the limited extent discussed in “— Taxation of Tax-Exempt Stockholders”), financial institutions or broker-dealers, and non-United States individuals and foreign corporations (except to the limited extent discussed in “— Taxation of Non-United States Stockholders”).

The statements in this section and the opinion of Baker Donelson, referred to as the Tax Opinion, are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in those opinions.

This section is not a substitute for careful tax planning. We urge you to consult your own tax advisors regarding the specific federal state, local, foreign and other tax consequences to you, in light of your own particular circumstances, of the purchase, ownership and disposition of shares of our common stock, our election to be taxed as a REIT and the effect of potential changes in applicable tax laws.

Taxation of Our Company

We were previously taxed as a subchapter S corporation. We revoked our subchapter S election on April 6, 2004 and we have elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year that began on April 6, 2004 and ended on December 31, 2004. Our counsel has opined that, for federal income tax purposes, we are and have been organized in conformity with the requirements for qualification to be taxed as a REIT under the Code commencing with our initial short taxable year ended December 31, 2004, and that our current and proposed method of operations as described in this prospectus and as represented to our counsel by us satisfies currently, and will enable us to continue to satisfy in the future, the requirements for such qualification and taxation as a REIT under the Code for future taxable years. This opinion, however, is based upon factual assumptions and representations made by us.

We believe that our proposed future method of operation will enable us to continue to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, as such qualification and taxation as a REIT depends upon our ability to meet, for each taxable year, various tests imposed under the Code as discussed below. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Baker Donelson will not review our compliance with those tests on a continuing basis. Accordingly, with respect to our current and future taxable years, no assurance can be given that the actual results of our operation will satisfy such requirements. For a discussion of the tax consequences of our failure to maintain our qualification as a REIT, see “— Failure to Qualify.”

The sections of the Code relating to qualification and operation as a REIT, and the federal income taxation of a REIT and its stockholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related rules and regulations. We generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the

“double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We are subject to the corporate federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We are subject to the corporate “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to stockholders.

•	We are subject to tax, at the highest corporate rate, on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We are subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “— Requirements for Qualification — Gross Income Tests,” but nonetheless continue to qualify as a REIT because we meet other requirements, we will be subject to a 100% tax on:

•	the greater of (i) the amount by which we fail the 75% test, or (ii) the excess of 95% (90% for taxable years beginning before January 1, 2005) of our gross income over the amount of gross income attributable to sources that qualify under the 95% test, multiplied by

•	a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of: (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year, and (iii) any undistributed taxable income from earlier periods, then we will be subject to a 4% excise tax on the excess of the required distribution over the amount we actually distributed.

•	If we fail to satisfy one or more requirements for REIT qualification during a taxable year beginning on or after January 1, 2005, other than a gross income test or an asset test, we will be required to pay a penalty of $50,000 for each such failure.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a United States stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We may be subject to a 100% excise tax on certain transactions with a taxable REIT subsidiary that are not conducted at arm’s-length.

•	If we acquire any asset from a “C corporation” (that is, a corporation generally subject to the full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognize gain on the disposition of the asset during the 10 year period beginning on the date that we acquired the asset, then the asset’s “built-in” gain will be subject to tax at the highest regular corporate rate.

Requirements for Qualification

To continue to qualify as a REIT, we must meet various (i) organizational requirements, (ii) gross income tests, (iii) asset tests, and (iv) annual distribution requirements.

Organizational Requirements.  A REIT is a corporation, trust or association that meets each of the following requirements:

(1) it is managed by one or more trustees or directors;

(2) its beneficial ownership is evidenced by transferable stock, or by transferable certificates of beneficial interest;

(3) it would be taxable as a domestic corporation, but for its election to be taxed as a REIT under Sections 856 through 860 of the Code;

(4) it is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5) at least 100 persons are beneficial owners of its stock or ownership certificates (determined without reference to any rules of attribution);

(6) not more than 50% in value of its outstanding stock or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year; and

(7) it elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

We must meet requirements one through four during our entire taxable year and must meet requirement five during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining information concerning the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement six, we will be deemed to have satisfied requirement six for that taxable year. We do not have to satisfy requirements five and six for our taxable year ending December 31, 2004. After the issuance of common stock pursuant to our April 2004 private placement, we had issued common stock with enough diversity of ownership to satisfy requirements five and six as set forth above. Our charter provides for restrictions regarding the ownership and transfer of our shares of common stock so that we should continue to satisfy these requirements. The provisions of our charter restricting the ownership and transfer of our shares of common stock are described in “Description of Capital Stock — Restrictions on Ownership and Transfer.”

For purposes of determining stock ownership under requirement six, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement six.

A corporation that is a “qualified REIT subsidiary,” or QRS, is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction and credit of a QRS are treated as assets, liabilities, and items of income, deduction and credit of the REIT. A QRS is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any QRS that we own will be ignored, and all assets, liabilities, and items of income, deduction and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction and credit.

An unincorporated domestic entity, such as a partnership, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of our operating partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, is treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly file an election with the IRS to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary will pay income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on certain types of transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We may engage in activities indirectly through a taxable REIT subsidiary as necessary or convenient to avoid obtaining the benefit of income or services that would jeopardize our REIT status if we engaged in the activities directly. In particular, we would likely engage in activities through a taxable REIT subsidiary if we wished to provide services to unrelated parties which might produce income that does not qualify under the gross income tests described below. We might also dispose of an unwanted asset through a taxable REIT subsidiary as necessary or convenient to avoid the 100% tax on income from prohibited transactions. See description below under “Prohibited Transactions.” A taxable REIT subsidiary may not operate or manage a healthcare facility. For purposes of this definition a “healthcare facility” means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a service provider which is eligible for participation in the Medicare program under Title XVIII of the Social Security Act with respect to such facility. We have formed and made a taxable REIT subsidiary election with respect to MPT Development Services, Inc., a Delaware corporation formed in January 2004. We may form or acquire one or more additional taxable REIT subsidiaries in the future. See “Federal Income Tax Considerations — Income Taxation of the Partnerships and the Partners — Taxable REIT Subsidiaries.”

Gross Income Tests.  We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of common stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one year period beginning on the date on which we received such new capital; and

•	gross income from foreclosure property.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain hedging instruments or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. In addition, for taxable years beginning on and after January 1, 2005, income and gain from “hedging transactions” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such also will be excluded from both the numerator and the denominator for purposes of the 95% gross income test (but not the 75% gross income test). The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.  Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met.

First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

•	conform with normal business practice.

More generally, the rent will not qualify as “rents from real property” if, considering the relevant lease and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. We have represented to Baker Donelson that we intend to set and accept rents which are fixed dollar amounts or a fixed percentage of gross revenue, and not determined to any extent by reference to any person’s income or profits, in compliance with the rules above.

Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any tenant, referred to as a related party tenant, other than a taxable REIT subsidiary. Failure to adhere to this limitation would cause the rental income from the related party tenant to not be treated as qualifying income for purposes of the REIT gross income tests. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We do not own any stock or any assets or net profits of any tenant directly. In addition, our charter prohibits transfers of our shares that would cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant. We should not own, actually or constructively, 10% or more of any tenant other than a taxable REIT subsidiary. We have represented to counsel that we will not rent any facility to a related-party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our shares, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a tenant other than a taxable REIT subsidiary at some future date. MPT Development Services, Inc., our taxable REIT subsidiary, has made and will make loans to tenants to acquire operations and for other purposes. We have structured and will structure these loans as debt and believe that they will be characterized as such, and that our rental income from our tenant borrowers will be treated as qualifying income for purposes of the REIT gross income tests. However, there can be no assurance that the IRS will not take a contrary position. If the IRS were to successfully treat a loan to a particular tenant as an equity interest, the tenant would be a related party tenant with respect to our company, the rent that we receive from the tenant would not be qualifying income for purposes of the REIT gross income tests, and we could lose our REIT status. However, as stated above, we believe that these loans will be treated as debt rather than equity interests.

As described above, we currently own 100% of the stock of MPT Development Services, Inc., a taxable REIT subsidiary, and may in the future own up to 100% of the stock of one or more additional taxable REIT subsidiaries. Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (i) the taxable REIT subsidiary is a qualifying taxable REIT subsidiary (among other things, it does not operate or manage a healthcare facility), (ii) at least 90% of the leased space in the facility is leased to persons other than taxable REIT subsidiaries and related party tenants, and (iii) the amount paid by the taxable REIT subsidiary to rent space at the facility is substantially comparable to rents paid by other tenants of the facility for comparable space. If in the future we receive rent from a taxable REIT subsidiary, we will seek to comply with this exception.

Third, the rent attributable to the personal property leased in connection with a lease of real property must not be greater than 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe that the personal property ratio generally will be less than 15%. Where that is not, or may in the future not be, the case, we believe that any income attributable to personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus lose our REIT status.

Fourth, we cannot furnish or render noncustomary services to the tenants of our facilities, or manage or operate our facilities, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a facility, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related facility. Finally, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide noncustomary services to our tenants without tainting our rents from the related facilities. We do not intend to perform any services other than customary ones for our tenants, other than services provided through independent contractors or taxable REIT subsidiaries. We have represented to Baker Donelson that we will not perform noncustomary services which would jeopardize our REIT status.

Finally, in order for the rent payable under the leases of our properties to constitute “rents from real property,” the leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures, financing arrangements, or another type of arrangement. We generally treat our leases with respect to our properties as true leases for federal income tax purposes; however, there can be no assurance that the IRS would not consider a particular lease a financing arrangement instead of a true lease for federal income tax purposes. In that case, our income from that lease would be interest income rather than rent and would be qualifying income for purposes of the 75% gross income test to the extent that our “loan” does not exceed the fair market value of the real estate assets associated with the facility. All of the interest income from our “loan” would be qualifying income for purposes of the 95% gross income test. We believe that the characterization of a lease as a financing arrangement would not adversely affect our ability to qualify as a REIT.

If a portion of the rent we receive from a facility does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. If rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. By contrast, in the following circumstances, none of the rent from a lease of a facility would qualify as “rents from real property”: (i) the rent is considered based on the income or profits of the tenant; (ii) the tenant is a related party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries; or (iii) we furnish more than a de minimis amount of noncustomary services to the tenants of the facility, or manage or operate the facility, other than through a qualifying independent contractor or a taxable REIT subsidiary. In any of these circumstances, we could lose our REIT status because we would be unable to satisfy either the 75% or 95% gross income test.

Tenants may be required to pay, besides base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as a tenant’s proportionate share of a facility’s operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as “rents from real property.”

Interest.  The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based upon the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

Fee Income.  We may receive various fees in connection with our operations. The fees will be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees are not qualifying income for purposes of either gross income test. Any fees earned by MPT Development Services, Inc., our taxable REIT subsidiary, will not be included for proposes of the gross income tests. We anticipate that MPT Development Services, Inc. will receive most of the management fees, inspection fees, and construction fees in connection with our operations.

Prohibited Transactions.  A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” We may form or acquire a taxable REIT subsidiary to hold and dispose of those facilities we conclude may not fall within the safe-harbor provisions.

Foreclosure Property.  We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incidental to such real property acquired by a REIT as the result of the REIT’s having bid on the property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law after actual or imminent default on a lease of the property or on indebtedness secured by the property, or a “Repossession Action.” Property acquired by a Repossession Action will not be considered “foreclosure property” if (i) the REIT held or acquired the property subject to a lease or securing indebtedness for sale to customers in the ordinary course of business or (ii) the lease or loan was acquired or entered into with intent to take Repossession Action or in circumstances where the REIT had reason to know a default would occur. The determination of such intent or reason to know must be based on all relevant facts and circumstances. In no case will property be considered “foreclosure property” unless the REIT makes a proper election to treat the property as foreclosure property.

Foreclosure property includes any qualified healthcare property acquired by a REIT as a result of a termination of a lease of such property (other than a termination by reason of a default, or the imminence of a default, on the lease). A “qualified healthcare property” means any real property, including interests in real property, and any personal property incident to such real property which is a healthcare facility or is necessary or incidental to the use of a healthcare facility. For this purpose, a healthcare facility means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which, immediately before the termination, expiration, default, or breach of the lease secured by such facility, was operated by a provider of such services which was eligible for participation in the Medicare program under Title XVIII of the Social Security Act with respect to such facility.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or, in the case of a qualified healthcare property which becomes foreclosure property because it is acquired by a REIT as a result of the termination of a lease of such property, at the end of the second taxable year following the taxable year in which the REIT acquired such property) or longer if an extension is granted by the Secretary of the Treasury. This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income. For this purpose, in the case of a qualified healthcare property, income derived or received from an independent contractor will be disregarded to the extent such income is attributable to (i) a lease of property in effect on the date the REIT acquired the qualified healthcare property (without regard to its renewal after such date so long as such renewal is pursuant to the terms of such lease as in effect on such date) or (ii) any lease of property entered into after such date if, on such date, a lease of such property from the REIT was in effect and, under the terms of the new lease, the REIT receives a substantially similar or lesser benefit in comparison to the prior lease.

Hedging Transactions.  From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. For taxable years beginning prior to January 1, 2005, any periodic income or gain from the disposition of any financial instrument for these or similar transactions to hedge indebtedness we incur to acquire or carry “real estate assets” should be qualifying income for purposes of the 95% gross income test (but not the 75% gross income test). For taxable years beginning on and after January 1, 2005, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test (but not the 75% gross income test). For those taxable years, a “hedging transaction” will mean any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate or price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into. Since the financial markets continually introduce new and innovative instruments related to risk-sharing or trading, it is not entirely clear which such instruments will generate income which will be considered qualifying income for purposes of the gross income tests. We intend to structure any hedging or similar transactions so as not to jeopardize our status as a REIT.

Failure to Satisfy Gross Income Tests.  If we fail to satisfy one or both of the gross income tests for a 2004 taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect, and

•	following our identification of such failure for any taxable year, a schedule of the sources of our income is filed in accordance with regulations prescribed by the Secretary of the Treasury.

We cannot with certainty predict whether any failure to meet these tests will qualify for the relief provisions. As discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests.  To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	real estate assets, which includes interest in real property, leaseholds, options to acquire real property or leaseholds, interests in mortgages on real property and shares (or transferable certificates of beneficial interest) in other REITs;

•	stock in other REITs; and

•	investments in stock or debt instruments attributable to the temporary investment (i.e., for a period not exceeding 12 months) of new capital that we raise through equity offerings or public offerings of debt with at least a five year term.

With respect to investments not included in the 75% asset class, we may not hold securities of any one issuer (other than a taxable REIT subsidiary) that exceed 5% of the value of our total assets; nor may we hold securities of any one issuer (other than a taxable REIT subsidiary) that represent more than 10% of the voting power of all outstanding voting securities of such issuer, or more than 10% of the value of all outstanding securities of such issuer.

In addition, we may not hold securities of one or more taxable REIT subsidiaries that represent in the aggregate more than 20% of the value of our total assets, irrespective of whether such securities may also be included in the 75% asset class (e.g., a mortgage loan issued to a taxable REIT subsidiary). Furthermore, no more than 25% of our total assets may be represented by securities that are not included in the 75% asset class, but this requirement will necessarily be satisfied if the 75% asset class requirement is satisfied.

For purposes of the 5% and 10% asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt,” defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) holds non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;

•	Any loan to an individual or an estate;

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

•	Any obligation to pay “rents from real property”;

•	Any security issued by a state or any political subdivision thereof, the District of Columbia, a foreign government of any political subdivision thereof, or the Commonwealth of Puerto Rico, but only if the determination of any payment thereunder does not depend in whole or in part on the profits of any entity not described in this paragraph or payments on any obligation issued by an entity not described in this paragraph;

•	Any security issued by a REIT;

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in the partnership;

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transaction, is qualifying income for purposes of the 75% gross income test described above in “— Requirements for Qualification — Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to securities described in the last two bullet points above.

MPT Development Services, Inc., our taxable REIT subsidiary, has made and will make loans to tenants to acquire operations and for other purposes. If the IRS were to successfully treat a particular loan to a tenant as an equity interest in the tenant, the tenant would be a “related party tenant” with respect to our company and the rent that we receive from the tenant would not be qualifying income for purposes of the REIT gross income tests. As a result, we could lose our REIT status. In addition, if the IRS were to successfully treat a particular loan as an interest held by our operating partnership rather than by MPT Development Services, Inc. and to treat the loan as other than straight debt, we could fail the 10% asset test with respect to such interest and, as a result, could lose our REIT status.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that, at the end of any calendar quarter, we violate the 5% or 10% test described above, we will not lose our REIT status if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified the failure of the asset test. In the event of a more than de minimis failure of the 5% or 10% tests, or a failure of the other assets test, at the end of any calendar quarter, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT status if we (1) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified the failure of the asset test and (2) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Distribution Requirements.  Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount not less than:

•	the sum of:

•	90% of our “REIT taxable income,” computed without regard to the dividends-paid deduction or our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property,

•	minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. In addition, we will incur a 4% nondeductible excise tax on the excess of a specified required distribution over amounts we actually distribute if we distribute an amount less than the required distribution during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year. The required distribution must not be less than the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain income for the year; and

•	any undistributed taxable income from prior periods.

We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “— Taxation of Taxable United States Stockholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional shares of common or preferred stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements.  We must maintain certain records in order to qualify as a REIT. In addition, to avoid paying a penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our shares of outstanding capital stock. We intend to comply with these requirements.

Failure to Qualify.  If we failed to qualify as a REIT in any taxable year and no relief provision applied, we would have the following consequences. We would be subject to federal income tax and any applicable alternative minimum tax at rates applicable to regular C corporations on our taxable income, determined without reduction for amounts distributed to stockholders. We would not be required to make any distributions to stockholders, and any distributions to stockholders would be taxable as ordinary income to the extent of our current and accumulated earnings and profits. Corporate stockholders could be eligible for a dividends-received deduction if certain conditions are satisfied. Unless we qualified for relief under specific statutory provisions, we would not be permitted to elect taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if the failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described above in “— Income Tests” and “— Asset Tests.”

Taxation of Taxable United States Stockholders.  As long as we qualify as a REIT, a taxable “United States stockholder” will be required to take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A United States stockholder will not qualify for the dividends-received deduction generally available to corporations. The term “United States stockholder” means a holder of shares of common stock that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	any trust if (i) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a United States person.

Distributions paid to a United States stockholder generally will not qualify for the maximum 15% tax rate in effect for “qualified dividend income” for tax years through 2010. Without future congressional action, the maximum tax rate on qualified dividend income will be taxed at ordinary income tax rates starting in 2011. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to most United States noncorporate stockholders. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders, our dividends generally will not be eligible for the new 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends, if any, that are (i) attributable to dividends received by us from non-REIT corporations, such as our taxable REIT subsidiary, and (ii) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100%

of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend.

Distributions to a United States stockholder which we designate as capital gain dividends will generally be treated as long-term capital gain, without regard to the period for which the United States stockholder has held its common stock. We generally will designate our capital gain dividends as 15% or 25% rate distributions.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a United States stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The United States stockholder would receive a credit or refund for its proportionate share of the tax we paid. The United States stockholder would increase the basis in its shares of common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A United States stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the United States stockholder’s shares. Instead, the distribution will reduce the adjusted basis of the shares, and any amount in excess of both our current and accumulated earnings and profits and the adjusted basis will be treated as capital gain, long-term if the shares have been held for more than one year, provided the shares are a capital asset in the hands of the United States stockholder. In addition, any distribution we declare in October, November, or December of any year that is payable to a United States stockholder of record on a specified date in any of those months will be treated as paid by us and received by the United States stockholder on December 31 of the year, provided we actually pay the distribution during January of the following calendar year.

Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of shares of common stock will not be treated as passive activity income; stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of United States Stockholders on the Disposition of Shares of Common Stock.  In general, a United States stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our shares of common stock as long-term capital gain or loss if the United States stockholder has held the stocks for more than one year, and otherwise as short-term capital gain or loss. However, a United States stockholder must treat any loss upon a sale or exchange of common stock held for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us which the United States stockholder treats as long-term capital gain. All or a portion of any loss that a United States stockholder realizes upon a taxable disposition of common stock may be disallowed if the United States stockholder purchases other shares of our common stock within 30 days before or after the disposition.

Capital Gains and Losses.  The tax-rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 35%. The maximum tax rate on long-term capital gain applicable to individuals is 15% for sales and exchanges of assets held for more than one year and occurring on or after May 6, 2003 through December 31, 2010. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally may designate whether a distribution we designate as capital gain dividends (and any retained capital gain that we are deemed to distribute) is taxable to non-corporate stockholders at a 15% or 25% rate.

The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gain at corporate ordinary income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding.  We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. A stockholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-United States stockholders, see “Taxation of Non-United States Stockholders.”

Taxation of Tax-Exempt Stockholders.  Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, referred to as pension trusts, generally are exempt from federal income taxation. However, they are subject to taxation on their “unrelated business taxable income.” While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income it received from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of our shares of common stock must treat a percentage of the dividends it receives from us as unrelated business taxable income. The percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. This rule applies to a pension trust holding more than 10% of our shares only if:

•	the percentage of our dividends which the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares of common stock be owned by five or fewer individuals, which modification allows the beneficiaries of the pension trust to be treated as holding shares in proportion to their actual interests in the pension trust; and

•	either of the following applies:

•	one pension trust owns more than 25% of the value of our shares of common stock; or

•	a group of pension trusts individually holding more than 10% of the value of our shares of common stock collectively owns more than 50% of the value of our shares of common stock.

Taxation of Non-United States Stockholders.  The rules governing United States federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-United States stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of shares of common stock, including any reporting requirements.

A non-United States stockholder that receives a distribution which (i) is not attributable to gain from our sale or exchange of “United States real property interests” (defined below) and (ii) we do not designate as a capital gain dividend (or retained capital gain) will recognize ordinary income to the extent of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, a non-United States stockholder generally will be subject to federal income tax at graduated rates on any distribution treated as effectively connected with the non-United States stockholder’s conduct of a United States trade or business, in the same manner as United States stockholders are taxed on distributions. A corporate non-United States stockholder may, in addition, be subject to the 30% branch profits tax. We plan to withhold United States income tax at the rate of 30% on the gross amount of any distribution paid to a non-United States stockholder unless:

•	a lower treaty rate applies and the non-United States stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-United States stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-United States stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of the stockholder’s shares of common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of the shares. A non-United States stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares, if the non-United States stockholder otherwise would be subject to tax on gain from the sale or disposition of shares of common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-United States stockholder may obtain a refund of amounts we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. We will, therefore, withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which we qualify as a REIT, a non-United States stockholder will incur tax on distributions attributable to gain from our sale or exchange of “United States real property interests” under the “FIRPTA” provisions of the Code. The term “United States real property interests” includes interests in real property and stocks in corporations at least 50% of whose assets consist of interests in real property. Under the FIRPTA rules, a non-United States stockholder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with the conduct of a United States business of the non-United States stockholder. A non-United States stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to United States stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-United States corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-United States stockholder may receive a credit against our tax liability for the amount we withhold.

For taxable years beginning on and after January 1, 2005, for non-U.S. stockholders of our publicly-traded shares, capital gain distributions that are attributable to our sale of real property will not be subject to FIRPTA and therefore will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as the non-U.S. stockholder did not own more than 5% of the class of our stock on which the distributions are made for the one year period ending on the date of distribution. As a result, non-U.S. stockholders generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends.

A non-United States stockholder generally will not incur tax under FIRPTA with respect to gain on a sale of shares of common stock as long as, at all times, non-United States persons hold, directly or indirectly, less than 50% in value of the outstanding common stock. We cannot assure you that this test will be met. In addition, a non-United States stockholder that owned, actually or constructively, 5% or less of the outstanding common stock at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of common stock if the stock is “regularly traded” on an established securities market. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of United States stockholders subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals.

A non-United States stockholder generally will incur tax on gain from the sale of common stock not subject to FIRPTA if:

•	the gain is effectively connected with the conduct of the non-United States stockholder’s United States trade or business, in which case the non-United States stockholder will be subject to the same treatment as United States stockholders with respect to the gain; or

•	the non-United States stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-United States stockholder will incur a 30% tax on capital gains.

Other Tax Consequences

Tax Aspects of Our Investments in the Operating Partnership.  The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investment in our operating partnership and any subsidiary partnerships or limited liability companies we form or acquire, each individually referred to as a Partnership and, collectively, as Partnerships. The following discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships.  We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes. We intend that each Partnership will be classified as a partnership for federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for federal income tax purposes, but will not be so treated for any taxable year for which at least 90% of the partnership’s gross income consists of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations, referred to as PTP regulations, provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, the private placement exclusion, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (i) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (ii) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership should qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “— Requirements for Qualification — Income Tests” and “— Requirements for Qualification — Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “— Requirements for Qualification — Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax.  A partnership is not a taxable entity for federal income tax purposes. We will therefore take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.

Partnership Allocations.  Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties.  Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. Similar rules apply with respect to property revalued on the books of a partnership. The amount of such unrealized gain or unrealized loss, referred to as built-in gain or built-in loss, is generally equal to the difference between the fair market value of the contributed or revalued property at the time of contribution or revaluation and the adjusted tax basis of such property at that time, referred to as a book-tax difference. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The United States Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Our operating partnership generally intends to use the traditional method for allocating items with respect to which there is a book-tax difference.

Basis in Partnership Interest.  Our adjusted tax basis in any partnership interest we own generally will be:

•	the amount of cash and the basis of any other property we contribute to the partnership;

•	increased by our allocable share of the partnership’s income (including tax-exempt income) and our allocable share of indebtedness of the partnership; and

•	reduced, but not below zero, by our allocable share of the partnership’s loss, the amount of cash and the basis of property distributed to us, and constructive distributions resulting from a reduction in our share of indebtedness of the partnership.

Loss allocated to us in excess of our basis in a partnership interest will not be taken into account until we again have basis sufficient to absorb the loss. A reduction of our share of partnership indebtedness will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis. Distributions, including constructive distributions, in excess of the basis of our partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to Partnerships.  The initial tax basis of property is the amount of cash and the basis of property given as consideration for the property. A partnership in which we are a partner generally will depreciate property for federal income tax purposes under the modified accelerated cost recovery system of depreciation, referred to as MACRS. Under MACRS, the partnership generally will depreciate furnishings and equipment over a seven year recovery period using a 200% declining balance method and a half-year convention. If, however, the partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under MACRS, the partnership generally will depreciate buildings and improvements over a 39 year recovery period using a straight line method and a mid-month convention. The operating partnership’s initial basis in properties acquired in exchange for units of the operating partnership should be the same as the transferor’s basis in such properties on the date of acquisition by the partnership. Although the law is not entirely clear, the partnership generally will depreciate such property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the partnership, except to the extent that the partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed or revalued properties that results in our receiving a disproportionate share of such deductions.

Sale of a Partnership’s Property.  Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed or revalued properties will be allocated first to the partners who contributed the properties or who were partners at the time of revaluation, to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on contributed or revalued properties is the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution or revaluation. Any remaining gain or loss recognized by the Partnership on the disposition of contributed or revalued properties, and any gain or loss recognized by the Partnership on the disposition of other properties, will be allocated among the partners in accordance with their percentage interests in the Partnership.

Our share of any Partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See “— Requirements for Qualification — Income Tests.” We do not presently intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or the Partnership’s, trade or business.

Taxable REIT Subsidiaries.  As described above, we have formed and have made a timely election to treat MPT Development Services, Inc. as a taxable REIT subsidiary and may form or acquire additional taxable REIT subsidiaries in the future. A taxable REIT subsidiary may provide services to our tenants and engage in activities unrelated to our tenants, such as third-party management, development, and other independent business activities.

We and any corporate subsidiary in which we own stock must make an election for the subsidiary to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary directly or indirectly owns shares of a corporation with more than 35% of the value or voting power of all outstanding shares of the corporation, the corporation will automatically also be treated as a taxable REIT subsidiary. Overall, no more than 20% of the value of our assets may consist of securities of one or more taxable REIT subsidiaries, irrespective of whether such securities may also qualify under the 75% assets test, and no more than 25% of the value of our assets may consist of the securities that are not qualifying assets under the 75% test, including, among other things, certain securities of a taxable REIT subsidiary, such as stock or non-mortgage debt.

Rent we receive from our taxable REIT subsidiaries will qualify as “rents from real property” as long as at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to us to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on certain types of transactions between a taxable REIT subsidiary and us or our tenants that are not conducted on an arm’s-length basis.

A taxable REIT subsidiary may not directly or indirectly operate or manage a healthcare facility. For purposes of this definition a “healthcare facility” means a hospital, nursing facility, assisted living facility, congregate care facility, qualified continuing care facility, or other licensed facility which extends medical or nursing or ancillary services to patients and which is operated by a service provider which is eligible for participation in the Medicare program under Title XVIII of the Social Security Act with respect to such facility.

State and Local Taxes.  We and our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transact business, own property or reside. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock by the selling stockholders as of June 30, 2005 and the number of shares that may be offered for resale by this prospectus. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that the stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. Except as otherwise noted, the beneficial owners named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws, where applicable.

The selling stockholders may offer all, a portion or none of the shares owned by them and covered by this prospectus. In preparing the table below, we have assumed that the selling stockholders will sell all of the common stock covered by this prospectus. Shares of common stock may also be sold by donees, pledgees or other transferees or successors in interest of the selling stockholders. Except as described below, to our knowledge, none of the selling stockholders has had a material relationship with us or any of our affiliates within the past three years.

Any selling stockholder that is identified as a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder obtained the stock as compensation for services. In addition, any affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling stockholder purchased in the ordinary course of business and, at the time of its purchase of the stock to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the stock. As a result, any profits on the sale of the common stock by selling stockholders who are deemed to be “underwriters” and any discounts, commissions or concessions received by any such broker-dealers who are deemed to be “underwriters” will be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

		Maximum
		Number of	Percentage of	Beneficial Ownership
	Number of	Shares of	All Shares of	After Resale of Shares
	Shares of	Common Stock	Common Stock	of Common Stock(1)
	Common Stock	Offered by This	Beneficially	Number of
	Beneficially	Prospectus for	Owned Before	Shares of
Selling Stockholder	Owned	Resale	Resale(2)	Common Stock	Percentage

Unaffiliated(3)
3M(4)	265,225	265,225	*	0	*
Aetna Services, Inc. Small Cap Equity(5)	25,800	25,800	*	0	*
AG Arb Partners, L.P.(6)(7)	88,000	88,000	*	0	*
AG CNG Fund, L.P.(6)(7)	45,000	45,000	*	0	*
AG Funds, L.P.(6)(7)	50,000	50,000	*	0	*
AG MM, L.P.(6)(7)	28,000	28,000	*	0	*
AG Princess, L.P.(6)(7)	22,000	22,000	*	0	*
AG Super Fund, L.P.(6)(7)	275,000	275,000	*	0	*
Allan Rothstein	5,000	5,000	*	0	*
Atlas Capital(8)	150,000	150,000	*	0	*
Anita U. Schorsch(6)	1,000	1,000	*	0	*
Alpha US Sub Fund I, LLC(10)	8,254	8,254	*	0	*
Anthony Bruno and Kathleen Bruno JTWROS	1,000	1,000	*	0	*

		Maximum
		Number of	Percentage of	Beneficial Ownership
	Number of	Shares of	All Shares of	After Resale of Shares
	Shares of	Common Stock	Common Stock	of Common Stock(1)
	Common Stock	Offered by This	Beneficially	Number of
	Beneficially	Prospectus for	Owned Before	Shares of
Selling Stockholder	Owned	Resale	Resale(2)	Common Stock	Percentage

Anthony V. Bruno and Christina S. Bruno JTWROS	1,000	1,000	*	0	*
Arkansas Teachers Retirement System(5)	45,000	45,000	*	0	*
Augustus V.L. Brokaw III TTEE Augustus V.L. Brokaw III Revocable Trust Dated 10/14/1993(13)	1,300	1,300	*	0	*
Australian Retirement Fund — Global Small Companies Portfolio(9)	42,300	42,300	*	0	*
Axia Offshore Partners, Ltd.(10)	31,874	31,874	*	0	*
Axia Partners, L.P.(10)	16,460	16,460	*	0	*
Axia Partners Qualified, L.P.(10)	66,412	66,412	*	0	*
Bel Air Opportunistic Fund, L.P.(11)	40,000	40,000	*	0	*
Bert Fingerhut Roth IRA(12)	5,000	5,000	*	0	*
Bill Ham(13)	20,000	20,000	*	0	*
Bill Ham — IRA Rollover(13)	8,000	8,000	*	0	*
Black Foundation(13)	1,800	1,800	*	0	*
Bonnie Paley Minzer Revocable Trust(14)	1,000	1,000	*	0	*
Brian C. Porter(15)	334	334	*	0	*
Brunswick Master Trust(4)	33,150	33,150	*	0	*
Burke F. Hayes(15)	334	334	*	0	*
Caroline Hicks Roth IRA(16)	2,500	2,500	*	0	*
Carrhae & Co.(19)	36,250	36,250	*	0	*
Case Western Reserve University(9)	16,200	16,200	*	0	*
Central States Southeast & Southwest Areas Pension Fund(19)	57,250	57,250	*	0	*
Charles Affron and Mirella Affron JTWROS	1,000	1,000	*	0	*
Charles F. Wedel	2,000	2,000	*	0	*
Clearpond & Co.(18)	525,500	525,500	1.3%	0	*
Condor Partners L.P.(20)	61,300	61,300	*	0	*
Connection Machine Services, Inc.(11)	4,000	4,000	*	0	*
Continental Casualty Company(6)(21)	100,000	100,000	*	0	*
Cotran Investments, Ltd.(22)	50,000	50,000	*	0	*
Cynthia Rothstein	5,000	5,000	*	0	*
Daniel W. Huthwaite & Constance R. Huthwaite	2,250	2,250	*	0	*
David M. Golush	4,600	4,600	*	0	*
David A. Todd(13)	5,200	5,200	*	0	*
Delaware Dividend Income Fund, a Series of Delaware Group Equity Funds(6)(17)	19,700	19,700	*	0	*
Delaware Investments Dividend and Income Fund, Inc.(6)(17)	35,000	35,000	*	0	*
Delaware Investments Global Dividend and Income Fund, Inc.(6)(17)	9,400	9,400	*	0	*
Dennis M. Langley	50,000	50,000	*	0	*

		Maximum
		Number of	Percentage of	Beneficial Ownership
	Number of	Shares of	All Shares of	After Resale of Shares
	Shares of	Common Stock	Common Stock	of Common Stock(1)
	Common Stock	Offered by This	Beneficially	Number of
	Beneficially	Prospectus for	Owned Before	Shares of
Selling Stockholder	Owned	Resale	Resale(2)	Common Stock	Percentage

DNB NOR Globalspar (I)(23)	172,105	172,105	*	0	*
DNB NOR Globalspar (II)(23)	481,895	481,895	1.2%	0	*
Donald P. and Jean M. McDougall	2,250	2,250	*	0	*
Dorothy S. Rasplicka	2,450	2,450	*	0	*
Douglas Woloshin	2,000	2,000	*	0	*
Emergency Services Superannuation Board — Global Smaller Companies Portfolio(9)	29,300	29,300	*	0	*
Emerson Electric(4)	45,500	45,500	*	0	*
Emily L. Todd(13)	6,500	6,500	*	0	*
Endeavor Capital Offshore Fund, Ltd.(18)	180,700	180,700	*	0	*
Endeavor Capital Partners, L.P.(18)	60,700	60,700	*	0	*
Endeavor Capital Partners II, L.P.(18)	12,300	12,300	*	0	*
Eric J. Gaaserud(15)	334	334	*	0	*
Evan L. Julber	14,900	14,900	*	0	*
Evelyn Berry Spousal Rollover IRA(19)	1,525	1,525	*	0	*
First Financial Fund, Inc.(9)	419,500	419,500	1.0%	0	*
Francesca V. Ozdoba Pension & Profit Sharing Plan(24)	1,000	1,000	*	0	*
Francis and Cynthia O’Connor(15)	7,214	7,214	*	0	*
Fred G. Neuwirth	2,500	2,500	*	0	*
Friedman, Billings, Ramsey & Co., Inc.(25)	52,388	52,388	*	0	*
FBR Ashton Income Fund, LLC(26)	50,000	50,000	*	0	*
FBR Ashton Limited Partnership(26)	500,000	500,000	1.2%	0	*
FBR Ashton Special Situations Fund, L.P.(26)	445,000	445,000	1.1%	0	*
Friedman Billings Ramsey Group, Inc.(26)	1,795,571	1,795,571	4.5%	0	*
Frorer Partners, L.P.(27)	25,000	25,000	*	0	*
GLG North American Opportunity Fund(28)	300,000	300,000	*	0	*
GLG Partners (Financials Fund)(29)	290,000	220,000	*	70,000	*
GMI Investment Trust(4)	47,075	47,075	*	0	*
Goldman Sachs Asset Management Foundation(19)	3,175	3,175	*	0	*
Goldman Sachs Asset Management, L.P.(9)	112,000	112,000	*	0	*
Goldman Sachs JB Were Investment Management Pty., Ltd.(9)	3,000	3,000	*	0	*
Greenlight Capital, L.P.(30)	165,600	165,600	*	0	*
Greenlight Capital Offshore, Ltd.(30)	598,000	598,000	1.5%	0	*
Greenlight Capital Qualified, L.P.(30)	469,600	469,600	1.2%	0	*
Greenlight Reinsurance, Ltd.(30)	185,000	185,000	*	0	*
Guggenheim Portfolio Company III, LLC(6)(18)	33,100	33,100	*	0	*

		Maximum
		Number of	Percentage of	Beneficial Ownership
	Number of	Shares of	All Shares of	After Resale of Shares
	Shares of	Common Stock	Common Stock	of Common Stock(1)
	Common Stock	Offered by This	Beneficially	Number of
	Beneficially	Prospectus for	Owned Before	Shares of
Selling Stockholder	Owned	Resale	Resale(2)	Common Stock	Percentage

Henry Ripp IRA(31)	2,000	2,000	*	0	*
Hillel & Elaine Weinberger	10,000	10,000	*	0	*
Indiana State Teachers Retirement Fund(5)	41,900	41,900	*	0	*
Iprofile — US Equity Pool(5)	1,500	1,500	*	0	*
Institutional Benchmarks Master Fund, Ltd.(32)	3,562	3,562	*	0	*
Invesco Perpetual Asset Management (33)	220,000	220,000	*	0	*
Investors of America, L.P.(34)	301,400	301,400	*	0	*
J&S Black F.L.P.(13)	5,900	5,900	*	0	*
J. Rock Tonkel, Jr.(15)	1,666	1,666	*	0	*
JB Were Global Small Companies Fund(9)	203,500	203,500	*	0	*
Jack Sear Revocable Trust(35)	1,000	1,000	*	0	*
Jack Barish	5,000	5,000	*	0	*
James V. Kimsey	10,000	10,000	*	0	*
James Locke and Susan Locke Tenants by their Entirety	8,000	8,000	*	0	*
James C. Neuhauser(15)	1,666	1,666		0	*
Jay Rasplicka	5,450	5,450	*	0	*
Jean C. Brokaw Revocable Trust Dated 10/14/1993(13)	1,300	1,300	*	0	*
Jed Hart	2,500	2,500	*	0	*
Jeffrey & Stacey Feinberg(36)	354,000	354,000	*	0	*
Jeffrey C. Kahn	500	500	*	0	*
Jeffry L. Lacy(13)	1,800	1,800	*	0	*
Jody Irwin, Separate Property(13)	2,600	2,600	*	0	*
JLF Partners I, L.P.(36)	697,901	697,901	1.7%	0	*
JLF Partners II, L.P.(36)	45,279	45,279	*	0	*
JLF Offshore Deferred Account(36)	300,000	300,000	*	0	*
JLF Offshore Fund, Ltd.(36)	1,002,120	1,002,120	2.5%	0
John A. Hartford Foundation Inc.(19)	11,250	11,250	*	0	*
John A. Johnston & Robin L. Johnston	1,000	1,000	*	0	*
AG Sav & Inv Plan FBO Jed A. Hart(7)	2,500	2,500	*	0	*
John Black, IRA Rollover(13)	3,800	3,800	*	0	*
John William Edgemond	3,000	3,000	*	0	*
John F. Syburg	1,000	1,000	*	0	*
Judith S. Roth	5,000	5,000	*	0	*
John M. Weaver	3,000	3,000	*	0	*
Julian E. Gillespie and Heather A. Gillespie(15)	4,000	4,000	*	0	*
Kayne Anderson REIT Fund, L.P.(6)(37)	125,000	125,000	*	0	*
Kensington Strategic Realty Fund(20)	1,336,600	1,096,100	3.34%	240,500	*
Kensington Real Estate Securities Fund(20)	142,900	142,900	*	0	*

		Maximum
		Number of	Percentage of	Beneficial Ownership
	Number of	Shares of	All Shares of	After Resale of Shares
	Shares of	Common Stock	Common Stock	of Common Stock(1)
	Common Stock	Offered by This	Beneficially	Number of
	Beneficially	Prospectus for	Owned Before	Shares of
Selling Stockholder	Owned	Resale	Resale(2)	Common Stock	Percentage

Kensington Realty Income Fund, L.P.(20)	86,100	76,600	*	9,500	*
Kristin Junkin IRA(38)	1,500	1,500	*	0	*
Lawrence Chimerine	400	400	*	0	*
LG&E Energy Corp.(5)	12,300	12,300	*	0	*
Liebro Partners LLC(39)	3,000	3,000	*	0	*
Louis Scowcroft Peery Charitable Foundation(13)	1,800	1,800	*	0	*
Loyola University Endowment(4)	11,870	11,870	*	0	*
Loyola University Retirement(4)	11,750	11,750	*	0	*
Lucie Wray Todd(13)	10,000	10,000	*	0	*
Lupa Family Partners, L.P.(40)	38,910	38,910	*	0	*
Lyxor/Third Point Fund Limited(41)	109,128	109,128	*	0	*
M&M Arbitrage LLC(32)	19,973	19,973	*	0	*
M&M Arbitrage Fund II, LLC(32)	21,520	21,520	*	0	*
M&M Arbitrage Offshore Ltd.(32)	53,122	53,122	*	0	*
Magnolia Charitable Trust, Emily L. Todd and David A. Todd, TTEEs(13)	4,300	4,300	*	0	*
Marcy A. Newberger Revocable Trust(42)	2,250	2,250	*	0	*
Mary L.G. Theroux, Trustee Mary L.G. Theroux Charitable Remainder Unitrust 5-14-96(13)	6,200	6,200	*	0	*
Mary L.G. Theroux, TTEE of the Mary L.G. Theroux Revocable Living Trust U/A 9/30/68(13)	4,800	4,800	*	0	*
Maritime Life Discovery Fund(9)	40,600	40,600	*	0	*
Mark Bruno and Martha Bruno JTWROS	1,000	1,000	*	0	*
Mark J. Roach	1,000	1,000	*	0	*
Martin Hirschhorn	10,000	10,000	*	0	*
Massachusetts Pension Reserves Investment Management Board REIT Portfolio(9)	103,900	103,900	*	0	*
Mavian, LLC(19)	575	575	*	0	*
Mercury Real Estate Advisors LLC(43)	34,000	34,000	*	0	*
Miami University Endowment(19)	1,675	1,675	*	0	*
Miami University Foundation(19)	2,000	2,000	*	0	*
Michael A. Claggett, IRA Rollover(13)	1,000	1,000	*	0	*
Michael C. Bruno	5,000	5,000	*	0	*
Millennium Partners, L.P.(6)(44)	2,200,000	1,500,000	5.5%	700,000	1.8%
Murray Gorin	5,000	5,000	*	0	*
Munder Micro-Cap Equity Fund(6)(45)	190,600	190,600	*	0	*
Munder Real Estate Equity Investment Fund(6)(45)	104,400	104,400	*	0	*
Mutual of America Institutional Funds, Inc. All American Fund(6)(46)	3,940	3,940	*	0	*

		Maximum
		Number of	Percentage of	Beneficial Ownership
	Number of	Shares of	All Shares of	After Resale of Shares
	Shares of	Common Stock	Common Stock	of Common Stock(1)
	Common Stock	Offered by This	Beneficially	Number of
	Beneficially	Prospectus for	Owned Before	Shares of
Selling Stockholder	Owned	Resale	Resale(2)	Common Stock	Percentage

Mutual of America Institutional Funds, Inc. Aggressive Equity Fund(6)(46)	5,740	5,740	*	0	*
Mutual of America Investment Corporation All American Fund(6)(46)	34,720	34,720	*	0	*
Mutual of America Investment Corporation Aggressive Equity Fund(6)(46)	130,600	130,600	*	0	*
NCR Pension Trust-REIT Concentrated Sector Portfolio(9)	45,400	45,400	*	0	*
Neese Family Equity Investments Ltd.(19)	2,250	2,250	*	0	*
Nutmeg Partners, L.P.(6)(7)	60,000	60,000	*	0	*
Optimix Investment Management Limited(9)	17,000	17,000	*	0	*
Pacific Credit Corp.(11)	8,000	8,000	*	0	*
Pennant Offshore Partners Ltd.(47)	374,850	374,850	*	0	*
Pennant Onshore Partners, L.P.(47)	80,080	80,080	*	0	*
Pennant Onshore Qualified, L.P.(47)	245,070	245,070	*	0	*
Peter A. Gallagher	2,250	2,250	*	0	*
Peter A. Kirsch	300	300	*	0	*
Phillip Caplan(15)	3,667	3,667	*	0	*
PHS Bay Colony Fund, L.P.(6)(7)	22,000	22,000	*	0	*
PHS Patriot Fund, L.P.(6)(7)	10,000	10,000	*	0	*
Pinnacle Oil Company(48)	10,000	10,000	*	0	*
Pitney Bowes Pension Plan(5)	16,700	16,700	*	0	*
Producer-Writers Guild(4)	16,350	16,350	*	0	*
Prudential Real Estate Securities Fund(9)	36,100	36,100	*	0	*
Public Employees’ Retirement System of Mississippi-REIT Portfolio(9)	33,500	33,500	*	0	*
PWB Value Partners, L.P.(49)	387,666	387,666	*	0	*
Quota Rabbico N.V.(40)	48,424	48,424	*	0	*
Ralph Pasture Pension Plan(50)	2,000	2,000	*	0	*
Raytheon Master Pension Trust — Real Estate Hedged Portfolio(9)	60,500	60,500	*	0	*
The Real Estate Investment Trust Series(6)(17)	849,735	425,935	2.1%	423,800	1%
The Real Estate Investment Trust Portfolio(6)(17)	587,165	293,865	1.5%	293,300	*
The Real Estate Investment Trust II Portfolio(6)(17)	66,800	33,900	*	32,900	*
Realty Enterprise Fund LLC(6)(51)	30,000	30,000	*	0	*
Retail Employees Superannuation Trust(9)	55,100	55,100	*	0	*
Retirement Plan for Hospital Employees(5)	10,000	10,000	*	0	*
Richard Feinberg	7,500	7,500	*	0	*
RNR II, LP	118,000	118,000	*	0	*

		Maximum
		Number of	Percentage of	Beneficial Ownership
	Number of	Shares of	All Shares of	After Resale of Shares
	Shares of	Common Stock	Common Stock	of Common Stock(1)
	Common Stock	Offered by This	Beneficially	Number of
	Beneficially	Prospectus for	Owned Before	Shares of
Selling Stockholder	Owned	Resale	Resale(2)	Common Stock	Percentage

Robeco Boston Partners All Cap Value Fund(4)	2,225	2,225	*	0	*
Robeco Boston Partners Small Cap II Value Fund(4)	195,900	87,500	*	108,400	*
Robert Feinberg	5,000	5,000	*	0	*
Richard A. Kraemer & Gail G. Kraemer — TIC	10,000	10,000	*	0	*
Richard J. Hendrix(15)	5,333	5,333	*	0	*
Ron Clarke, IRA Rollover(13)	500	500	*	0	*
Royal Capital Management/Seneca Capital Managed Account(52)	7,900	7,900	*	0	*
Royal Capital Value Fund, Ltd.(52)	220,700	220,700	*	0	*
Royal Capital Value Fund, LP(52)	52,200	52,200	*	0	*
Royal Capital Value Fund (QP), LP(52)	504,200	504,200	1.3%	0	*
SAC Strategic Investments, LLC(18)	73,200	73,200	*	0	*
Sarah P. Fleischer Family Trust No. 1(53)	2,500	2,500	*	0	*
Satellite Fund I, L.P.(54)	1,770	1,770	*	0	*
Satellite Fund II, L.P.(54)	23,230	23,230	*	0	*
Savannah ILA(4)	14,375	14,375	*	0	*
SCCM Financial Inc.(55)	3,000	3,000	*	0	*
SEI Institutional Trust Small Cap Fund(9)	55,500	55,500	*	0	*
SEI Institutional Investments Trust Small Cap Fund(9)	128,000	128,000	*	0	*
SEI Institutional Managed Trust Real Estate Fund(9)	11,400	11,400	*	0	*
SEI Institutional Managed Trust Small Cap Growth Fund(9)	169,000	169,000	*	0	*
SEI Institutional Managed Trust Small Cap Value Fund(9)	39,400	39,400	*	0	*
SEI US Small Companies Fund(9)	14,700	14,700	*	0	*
Seligman Global Fund Series, Inc.-Global Smaller Companies Fund(9)	73,200	73,200	*	0	*
Sisters of St. Joseph Carondelet(4)	6,675	6,675	*	0	*
Small Capitalization Equity Fund(5)	9,000	9,000	*	0	*
Small Capitalization Equity Fund Collective Trust(5)	41,600	41,600	*	0	*
South Ferry #2, LP(56)	300,000	300,000	*	0	*
Steven H. Goldberg(15)	2,214	2,214	*	0	*
Steven Rothstein	5,000	5,000	*	0	*
Steven Vartan	500	500	*	0	*
SVS Asset Management, LLC(19)	1,275	1,275	*	0	*
TALVEST Global Small Cap Fund(9)	24,400	24,400	*	0	*
Telstra Super Pty LTD-Super Global Smaller Companies(9)	35,600	35,600	*	0	*
Terrebonne Investors (Bermuda) L.P.(9)	21,300	21,300	*	0	*
Terrebonne Partners, L.P.(9)	18,600	18,600	*	0	*

		Maximum
		Number of	Percentage of	Beneficial Ownership
	Number of	Shares of	All Shares of	After Resale of Shares
	Shares of	Common Stock	Common Stock	of Common Stock(1)
	Common Stock	Offered by This	Beneficially	Number of
	Beneficially	Prospectus for	Owned Before	Shares of
Selling Stockholder	Owned	Resale	Resale(2)	Common Stock	Percentage

Texas County and District Retirement System-REIT(9)	182,300	182,300	*	0	*
The Church Pension Fund — Real Estate Securities Portfolio(9)	30,900	30,900	*	0	*
Third Point Partners, L.P.(41)	174,945	174,945	*	0	*
Third Point Ultra, Ltd.(41)	48,634	48,634	*	0	*
Third Point Offshore Fund Ltd.(41)	357,208	357,208	*	0	*
Third Point Resources Ltd.(41)	32,320	32,320	*	0	*
Third Point Resources L.P.(41)	27,765	27,765	*	0	*
Thomas B. Parsons	1,000	1,000	*	0	*
Timothy B. Matz and Jane F. Matz JTWROS(6)	5,000	5,000	*	0	*
Timothy P. O’Brien(15)	3,334	3,334	*	0	*
Thomas D. & Elizabeth G. Eckert	20,000	20,000	*	0	*
Tombstone Limited Partnership(57)	20,000	20,000	*	0	*
United Capital Management, Inc.(58)	20,000	20,000	*	0	*
United Congregations Mesora(59)	100,000	100,000	*	0	*
University of Delaware(9)	18,600	18,600	*	0	*
University of Richmond Endowment(4)	14,725	14,725	*	0	*
University of Southern California Endowment(4)	32,375	32,375	*	0	*
Vantagepoint Aggressive Opportunities Fund(9)	176,000	176,000	*	0	*
Verizon Investment Management Corp.(4)	174,955	172,555	*	2,400	*
Vestal Venture Capital(60)	63,000	63,000	*	0	*
Wellington Management Portfolios (Dublin)-Global Smaller Companies Equity(9)	36,000	36,000	*	0	*
Wichita Retirement Systems(5)	9,900	9,900	*	0	*
Wildlife Conservation Society(4)	8,150	8,150	*	0	*
William A. Hazel Revocable Trust(61)	4,500	4,500	*	0	*
William & Flora Hewlette Foundation-Real Estate Securities Portfolio(9)	23,800	23,800	*	0	*
William S. McLeod BSSC Master Def. Contrib. P/ S Plan(62)	2,000	2,000	*	0	*
Wray & Todd Interests, Ltd.(13)	15,000	15,000	*	0	*
WTC-CIF Real Asset Portfolio(9)	49,200	49,200	*	0	*
WTC-CTF Real Asset Portfolio(9)	153,600	153,600	*	0	*
Y&H Soda Foundation(19)	5,475	5,475	*	0	*
Yaupon Fund LTD(63)	5,042	5,042	*	0	*
Yaupon Partners LP(63)	19,958	19,958	*	0	*
York Capital Management, L.P.(64)	24,452	24,452	*	0	*
York Credit Opportunities Fund, L.P.(64)	90,000	90,000	*	0	*
York Investment Limited(64)	195,548	195,548	*	0	*
Subtotal:	24,358,332	22,477,532	60%	1,880,800	4.7%

		Maximum
		Number of	Percentage of	Beneficial Ownership
	Number of	Shares of	All Shares of	After Resale of Shares
	Shares of	Common Stock	Common Stock	of Common Stock(1)
	Common Stock	Offered by This	Beneficially	Number of
	Beneficially	Prospectus for	Owned Before	Shares of
Selling Stockholder	Owned	Resale	Resale(2)	Common Stock	Percentage

Affiliated Stockholders
Charles Carpenter and Laura L. Pitts	2,000	2,000	*	0	*
Edward K. Aldag, Jr.(65)	499,022	281,217	*	217,805	*
Emmett E. McLean(66)	199,022	105,207	*	93,815	*
G. Steven Dawson(67)	50,833	20,000	*	30,833	*
Keith T. Ghezzi	5,000	5,000	*	0	*
Michael G. Stewart(68)	50,000	30,000	*	20,000	*
Patricia W. Green	1,000	1,000	*	0	*
Richard S. Hamner — IRA Rollover(69)	2,000	2,000	*	0	*
R. Steven and Glenda R. Hamner JTWROS(69)	199,022	71,804	*	127,218	*
Robert E. Holmes, PhD.(67)	31,833	1,000	*	30,833	*
William G. McKenzie(70)	150,022	97,680	*	52,342	*
Subtotal:	1,189,754	616,908	1.5%	572,846	1.43%
Other Selling Stockholders(71)	(69)	2,316,599	6.7%	0	*
Total:	25,548,086	25,411,039	63%	2,453,646	6.1%

*	Holdings represent less than 1% of all shares of common stock outstanding.

(1)	Assumes that each named selling stockholder sells all of the shares of our common stock that it holds that are covered by this prospectus and neither acquires nor disposes of any other shares of common stock, or right to purchase other shares of common stock subsequent to the date as of which it provided information to us regarding its holdings. Because the selling stockholders are not obligated to sell all or any portion of the shares of our common stock shown as offered by them, we cannot estimate the actual number of shares of our common stock that will be held by any selling stockholder upon completion of this offering.

(2)	Based on 40,195,564 shares of common stock outstanding as of September 15, 2006.

(3)	Except as otherwise indicated in Note 14, holders of our shares of common stock that are unaffiliated with us were subject to lock-up agreements that expired on September 6, 2005.

(4)	This selling stockholder represented to us that Boston Partners Asset Management, LLC serves as its investment adviser, and that Harry Rosenbluth and David Dabora exercise voting and investment power over these shares.

(5)	This selling stockholder represented to us that ING Investment Management Co. has sole voting power and sole investment power over the shares of common stock held by this stockholder, and that William E. Bartol is a Vice President of ING Investment Management Co., and in that role exercises voting and investment power over the shares of common stock held by this stockholder.

(6)	This selling stockholder is an affiliate of a broker-dealer. The selling stockholder represented that it purchased the shares in the ordinary course of business and, at the time of purchase of the shares to be resold, the selling stockholder did not have any agreement or understandings, directly, or indirectly, with any person to distribute the shares.

(7)	This selling stockholder represented to us that Angelo, Gordon & Co., L.P. serves as its investment manager, and that John M. Angelo and Michael L. Gordon, as Partners of Angelo, Gordon & Co., L.P. have voting and investment authority over these shares.

(8)	This selling stockholder represented to us that Atlas Capital Management, L.P. is the general partner of Atlas Capital (QP) L.P. Atlas Capital, LP. and Atlas Capital Offshore Fund, Ltd. are the general partners of Atlas Capital Master Fund, L.P. The shares of common stock held by Atlas Capital (QP) L.P. and Atlas Capital Master Fund, L.P. are being presented on a group basis. Robert Alpert exercises voting and investment power over these shares.

(9)	This selling stockholder represented to us that Wellington Management Company, LLP is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Wellington”), and that in its capacity as an investment adviser, Wellington is deemed to share beneficial ownership over the shares of common stock held by this stockholder.

(10)	This selling stockholder represented to us that Axia Capital Management serves as its investment manager, and that Raymond Garea, as Chief Executive Officer of Axia Capital Management, has voting and investment authority over these shares.

(11)	This selling stockholder represented to us that Bel Air Investment Advisors LLC has sole voting power and sole investment power with respect to the shares of common stock held by this stockholder, and that Michael Powers is a Portfolio Manager of Bel Air Investment Advisors LLC, and in that role exercises voting and investment power over the shares of common stock held by this stockholder.

(12)	This selling stockholder represented to us that Bert Fingerhut has voting and investment authority over these shares.

(13)	This selling stockholder represented to us that Roger E. King, President of King Investment Advisors, Inc. is the investment advisor for this stockholder and has voting power over the shares of common stock held by this stockholder.

(14)	This selling stockholder represented to us that Bonnie Paley Minzer has voting and investment authority over these shares.

(15)	This selling stockholder is an employee of Friedman, Billings, Ramsey & Co., Inc., a broker-dealer. The selling stockholder represented to us that it obtained the shares in the ordinary course of business and, at the time of purchase of the shares to be resold, the selling stockholder did not have any agreement or understandings, directly, or indirectly, with any person to distribute the shares. Friedman, Billings, Ramsey & Co., Inc. served as the initial purchaser and placement agent for our April 2004 private placement. In addition, Friedman, Billings, Ramsey & Co., Inc. served as the sole book-running manager of our initial public offering.

(16)	This selling stockholder represented to us that Caroline Hicks has voting and investment authority over these shares.

(17)	This selling stockholder represented to us that Damon Andres has investment discretion and voting authority over these shares.

(18)	This selling stockholder represented to us that Endeavour Capital Advisors has investment discretion over the shares of common stock held by this stockholder, and that Laurence Austin and Mitchell Katz exercise voting and investment power over the shares of common stock held by this stockholder.

(19)	This selling stockholder represented to us that Wasatch Advisors has sole voting power and sole investment power over the shares of common stock held by this stockholder, and that John Mazanec is a Portfolio Manager of Wasatch Advisors, and in that role exercises voting and investment power over the shares of commons stock held by this stockholder.

(20)	This selling stockholder represented to us that John Kramer has voting and investment authority over these shares.

(21)	This selling stockholder represented to us that Dennis Hemme has voting and investment authority over these shares.

(22)	This selling stockholder represented to us that Camille Cotran has voting and investment authority over these shares.

(23)	This selling stockholder represented to us that Oyvind Birkeland has voting authority over these shares, and that Espen Lundstrom and Kjell Morten Hamre have investment authority over these shares.

(24)	This selling stockholder represented to us that Francesca V. Ozdoba has voting and investment authority over these shares.

(25)	This selling stockholder is a registered broker-dealer, and received these shares as compensation for financial advisory services. Friedman, Billings, Ramsey & Co., Inc. served as the initial purchaser and placement agent for our April 2004 private placement. In addition, Friedman, Billings, Ramsey & Co., Inc. served as the sole book-running manager of our initial public offering. Eric Billings is the Chairman and Chief Executive Officer of Friedman, Billings, Ramsey & Co., and in that role exercises voting and investment power over the shares of common stock held by this stockholder.

(26)	This selling stockholder is an affiliate of a broker-dealer. The selling stockholder represented to us that it purchased the shares in the ordinary course of business and, at the time of purchase of the shares to be resold, the selling stockholder did not have any agreement or understandings, directly or indirectly, with any person to distribute the shares. Eric Billings is the Chairman and Chief Executive Officer of Friedman Billings Ramsey Group, Inc., and in that role exercises voting and investment power over the shares of common stock held by this stockholder.

(27)	This selling stockholder represented to us that Peter Frorer is the general partner of Frorer Partners, L.P., and has sole voting power and sole investment power with respect to the shares of common stock held by Frorer Partners, L.P.

(28)	This selling stockholder represented to us that John Gisond has voting and investment authority over these shares.

(29)	This selling stockholder represented to us that Robert Murphy has voting and investment authority over these shares.

(30)	This selling stockholder represented to us that Greenlight Capital, Inc. serves as its investment manager, and that David Einhorn, as President of Greenlight Capital, Inc., has voting and investment authority over these shares.

(31)	This selling stockholder represented to us that Henry Ripp has voting and investment authority over these shares.

(32)	This selling stockholder represented to us that sole voting and investment power is held by Mangan & McColl Partners, LLC, and that John F. Mangan, Jr. role exercises voting and investment power over the shares of common stock held by this stockholder.

(33)	This selling stockholder represented to us that Ian Brady has voting and investment authority over these shares.

(34)	This selling stockholder represented to us that James Dierberg has voting and investment authority over these shares.

(35)	This selling stockholder represented to us that Jack Sear has voting and investment authority over these shares.

(36)	This selling stockholder represented to us that JLF Asset Management, L.L.C. serves as the management company and/or investment manager to JLF Partners I, L.P., JLF Partners II, L.P. JLF Offshore Deferred Account and JLF Offshore Fund, Ltd. Jeffrey L. Feinberg is the managing member of JLF Asset Management, L.L.C., and has voting and investment authority over these shares.

(37)	This selling stockholder represented to us that Richard Kayne has voting and investment authority over these shares.

(38)	This selling stockholder represented to us that Kristen Junkin has voting and investment authority over these shares.

(39)	This selling stockholder represented to us that Ronald Liebowitz has voting and investment authority over these shares.

(40)	This selling stockholder represented to us that Blavin & Company, Inc. has sole voting power and sole investment power over the shares of common stock held by this stockholder. Paul Blavin is the Chief Executive Officer of Blavin & Company, Inc., and in that role exercises voting and investment power over the shares of common stock held by this stockholder.

(41)	This selling stockholder represented to us that Third Point LLC is the investment manager for Third Point Partners, L.P., Third Point Ultra, Ltd., Third Point Offshore Fund Ltd., Third Point Resources Ltd., Third Point Resources, L.P. and Lyxor/ Third Point Fund Limited. Daniel S. Loeb is the Managing Member of Third Point LLC, and in that role exercises voting and investment power over the shares of common stock held by this stockholder.

(42)	This selling stockholder represented to us that Marcy A. Newberger has voting and investment authority over these shares.

(43)	This selling stockholder represented to us that David R. Jarvis and Malcolm F. MacLean have voting and investment authority over these shares.

(44)	This selling stockholder represented to us that the 2,200,000 shares of common stock beneficially owned by this stockholder includes 700,000 shares of common stock held by its affiliate, Millenco, L.P. The general partner of this stockholder is Millennium Management, L.L.C., a Delaware limited liability company (“Millennium Management”). Millennium Management may be deemed to have voting control and investment discretion over securities owned by this stockholder. Israel A. Englander is the managing member of Millennium Management, and exercises voting and investment authority over these shares, and may be deemed to be the beneficial owner of any shares deemed to be owned by Millennium Management. This stockholder has advised us that the foregoing should not be construed as an admission by either Millennium Management or Mr. Englander as to beneficial ownership of the shares of common stock owned by this stockholder.

(45)	This selling stockholder represented to us that Munder Capital Management, an affiliate of Comerica Securities, Inc., is the investment adviser to Munder Real Estate Equity Investment Fund and Munder Micro-Cap Equity Fund. The Munder Capital Management Proxy Committee exercises voting and investment authority over these shares. The Munder Capital Management

Proxy Committee consists of the following members: Mary Ann Shumaker (non-voting), Andrea Leistra, Debbie Leich, Thomas Mudie and Stephen Shenkenberg (non-voting).

(46)	This selling stockholder represented to us that Stephen Rich has voting and investment authority over these shares.

(47)	This selling stockholder represented to us that Pennant Capital Management, LLC serves as the management company to Pennant Onshore Partners, L.P., Pennant Offshore Partners, Ltd, and Pennant Onshore Qualified, L.P. Alan Fournier is the Managing Member of Pennant Capital Management, and in that role exercises voting and investment power over the shares of common stock held by this stockholder.

(48)	This selling stockholder represented to us that Guy Dove has voting and investment authority over these shares.

(49)	This selling stockholder represented to us that Michael Spalter has voting and investment authority over these shares.

(50)	This selling stockholder represented to us that Ralph Pasture has voting and investment authority over these shares.

(51)	This selling stockholder represented to us that John Wells has voting and investment authority over these shares.

(52)	This selling stockholder represented to us that Yale M. Fergang has voting and investment authority over these shares.

(53)	This selling stockholder represented to us that James S. Fleischer has voting and investment authority over these shares.

(54)	This selling stockholder represented to us that the General Partner of each of Satellite Fund I, L.P. and Satellite Fund II, L.P. is Satellite Advisors, L.L.C. (“Advisors”). The senior members of Advisors are Lief Rosenblatt, Gabriel Nechamkin and Mark Sonnino, each have voting and investment authority over the shares held by this selling stockholder. Each of Advisors and Messrs. Rosenblatt, Nechamkin and Sonnino disclaim beneficial ownership of these shares.

(55)	This selling stockholder represented to us that Robert Slayton has voting and investment authority over these shares.

(56)	This selling stockholder represented to us that Morris Wolfson has voting and investment authority over these shares.

(57)	This selling stockholder represented to us that Nathan Brand has voting and investment authority over these shares.

(58)	This selling stockholder represented to us that James A. Lustig has voting and investment authority over these shares.

(59)	This selling stockholder represented to us that Aaron Wolfson has voting and investment authority over these shares.

(60)	This selling stockholder represented to us that Allan R. Lyons has voting and investment authority over these shares.

(61)	This selling stockholder represented to us that William A. Hazel has voting and investment authority over these shares.

(62)	This selling stockholder represented to us that William S. McLeod has voting and investment authority over these shares.

(63)	This selling stockholder represented to us that Robert Lietzow has voting and investment authority over these shares.

(64)	This selling stockholder represented to us that James G. Dinen has voting and investment authority over these shares.

(65)	Mr. Aldag is our Chairman, President and Chief Executive Officer.

(66)	Mr. McLean is our Executive Vice President, Chief Financial Officer and Treasurer.

(67)	Mr. Dawson and Mr. Holmes are members of our board of directors.

(68)	Mr. Stewart is our Executive Vice President, General Counsel and Secretary.

(69)	Mr. Hamner is our Executive Vice President and Chief Financial Officer and a member of our board of directors.

(70)	Mr. McKenzie is our Vice Chairman of the Board of Directors.

(71)	The number of shares of common stock included in these columns represents shares of common stock owned by stockholders who have not yet been specifically identified. Only those selling stockholders specifically identified above may sell their shares pursuant to this prospectus. Information concerning other stockholders who wish to become selling stockholders will be set forth in post-effective amendments to the registration statement of which this prospectus forms a part from time to time, if and when required.

PLAN OF DISTRIBUTION

We are registering the resale of the shares of common stock offered by this prospectus in accordance with the terms of a registration rights agreement that we entered into with the selling stockholders in connection with our April 2004 private placement. The registration of these shares, however, does not necessarily mean that any of the shares will be offered or sold by the selling stockholders or their respective donees, pledgees or other transferees or successors in interest. We will not receive any proceeds from the sale of the common stock offered by this prospectus.

The sale of the shares of common stock by any selling stockholder, including any donee, pledgee or other transferee who receives shares from a selling stockholder, may be effected from time to time by selling them directly to purchasers or to or through broker-dealers. In connection with any sale, a broker-dealer may act as agent for the selling stockholder or may purchase from the selling stockholder all or a portion of the shares as principal. These sales may be made on the New York Stock Exchange or other exchanges on which our common stock is then traded, in the over-the-counter market or in private transactions.

The shares may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices; or

•	otherwise negotiated prices.

The shares of common stock may be sold in one or more of the following transactions:

•	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	block trades (which may involve crosses or transactions in which the same broker acts as an agent on both sides of the trade) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•	a special offering, an exchange distribution or a secondary distribution in accordance with applicable rules promulgated by the National Association of Securities Dealers, Inc. or stock exchange rules;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for the shares;

•	sales in other ways not involving market makers or established trading markets, including privately-negotiated direct sales to purchasers;

•	any other legal method; and

•	any combination of these methods.

In effecting sales, broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the selling stockholder in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the shares for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions and will be in amounts to be negotiated.

The distribution of the shares of common stock also may be effected from time to time in one or more underwritten transactions. Any underwritten offering may be on a “best efforts” or a “firm commitment” basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the shares. Underwriters may sell the shares to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there any underwriter or coordinating broker-dealer acting in connection with any proposed sale of shares by the selling stockholders. We will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act upon being notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. This supplement will disclose:

•	the name of the selling stockholders and of participating brokers and dealers;

•	the number of shares involved;

•	the price at which the shares are to be sold;

•	the commissions paid or the discounts or concessions allowed to the broker-dealers, where applicable;

•	that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

The selling stockholders and any underwriters, or brokers-dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by them and any discounts, commissions or concessions received by any underwriters, dealers, or agents may be deemed to be underwriting compensation under the Securities Act. Because the selling stockholders may be deemed to be “underwriters” under the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders and any other person participating in a distribution will be subject to the applicable provisions of the Exchange Act and its rules and regulations. For example, the anti-manipulative provisions of Regulation M may limit the ability of the selling stockholders or others to engage in stabilizing and other market making activities.

From time to time, the selling stockholders may pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon default by a selling stockholder, the broker may offer and sell such pledged shares from time to time. Upon a sale of the shares, the selling stockholders intend to comply with the prospectus delivery requirements under the Securities Act by delivering a prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act that may be required in the event the selling stockholders default under any customer agreement with brokers.

In order to comply with the securities laws of certain states, if applicable, the shares of common stock may be sold only through registered or licensed broker-dealers. We have agreed to pay all expenses incidental to the offering and sale of the shares, other than commissions, discounts and fees of underwriters, broker-dealers or agents. We have agreed to indemnify the selling stockholders against certain losses, claims, damages, actions, liabilities, costs and expenses, including liabilities under the Securities Act.

The selling stockholders have agreed to indemnify us, our officers and directors and each person who controls (within the meaning of the Securities Act) or is controlled by us, against any losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering with respect to written information furnished to us by the selling stockholders.

EXPERTS

Our consolidated financial statements and the accompanying financial statement schedule for the period from inception (August 27, 2003) through December 31, 2005, as included with the annual report on Form 10-K for the period ending December 31, 2005 and incorporated by reference, have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report incorporated by reference, and upon the authority of KPMG LLP as experts in accounting and auditing.

The consolidated financial statements of Vibra Healthcare, LLC for the period from inception (May 14, 2004) through December 31, 2005 as included with the annual report on form 10-K for the period ending December 31, 2005 and incorporated by reference have been audited by Parente Randolph, LLC, independent registered public accounting firm, as stated in their report incorporated by reference, and upon the authority of Parente Randolph, LLC as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters, including the validity of the common stock offered hereby has been passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C. The summary of legal matters contained in the section of this prospectus under the heading “United States Federal Income Tax Considerations” is based on the opinion of Baker, Donelson, Bearman, Caldwell & Berkowitz, P.C.

25,411,039 Shares

Common Stock

PROSPECTUS

October 6, 2006